UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Longeveron Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

54303L104
(CUSIP Number)

Donald M. Soffer

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

Copies to:

Paul Lehr

Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  54303L104

(1)	Names of Reporting Persons
DS MED LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [1]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0[2]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0[2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%[3]
(14)	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 1 Schedule 13D is filed by DS MED LLC (“DS MED”) and Donald M. Soffer (collectively with DS MED, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Shares of Class B common stock previously held of record by DS MED were distributed on a pro rated basis to its members. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).
(3)	Based on 20,937,484 shares of Class A common stock and Class B common stock issued and outstanding as of May 6, 2022, as set forth in the Definitive Proxy Statement filed by Longeveron Inc. with the Securities and Exchange Commission (the “SEC”) on May 13, 2022.

CUSIP No.  54303L104

(1)	Names of Reporting Persons
Donald M. Soffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [1]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,688,737[2]
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,688,737[2]
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,688,737
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 39.2%[3]
(14)	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 1 Schedule 13D is filed by the Reporting Persons The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes 6,535,223 shares of Class B common stock received as part of a pro rated distribution by DS MED to its members. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).
(3)	Based on 20,937,484 shares of Class A common stock and Class B common stock issued and outstanding as of May 6, 2022, as set forth in the Definitive Proxy Statement filed by Longeveron Inc. with the SEC on May 13, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule”) filed on February 26, 2021 by Donald M. Soffer and DS MED LLC (“DS MED” and collectively with Mr. Soffer, the “Reporting Persons”), relating to the ownership of shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Longeveron Inc., a Delaware corporation (the “Issuer”). Unless set forth below, all previous Items of the Schedule are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock covered by this filing for Mr. Soffer includeshares of Class A Common Stock purchased in the Issuer’s initial public offering on February 17, 2021 and from time to time in the open market using personal funds, as well as shares issued to him from time to time by the Issuer as bonuses or compensation for service on the Issuer’s Board of Directors.

The 6,535,233 shares of the Issuer’s Class B common stock, $0.001 par value per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Common Stock”) held of record by Mr. Soffer represent shares distributed to Mr. Soffer by DS MED as part of a pro rata distribution all of the Class B Common Stock owned by DS MED to the members of DS MED (the “Distribution”). DS MED had acquired the shares of Class B Common Stock from the Issuer as a part of the Issuer’s conversion from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering, in exchange for Series B Common Units of the Issuer previously held by DS MED. The Series B Common Units previously held by DS MED were issued to DS MED in exchange for a capital contribution totaling $25.0 million in connection with the Issuer’s original formation. Following the Distribution, DS MED no longer owns any shares of Common Stock.

Item 4. Purpose of the Transaction

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. except that, from time to time, Mr. Soffer may acquire shares of Class A Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes, Mr. Soffer or DS MED may acquire or dispose of shares of Class A Common Stock through open market transactions or otherwise, and may gift shares of Common Stock.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule is hereby amended and restated as follows

(a) - (b) Mr. Soffer is the record owner of and has sole voting and dispositive power over 157,264 shares of Class A Common Stock (2.95% of the outstanding Class A Common Stock), and 6,535,223 shares of Class B Common Stock (42.0% of the outstanding Class B Common Stock). DS MED is the record owner of 0 shares of Class A Common Stock and Class B Common Stock. The Class A Common Stock and Class B Common Stock over which the Reporting Persons have sole or shared voting and dispositive power represent 39.2% of the total shares of Class A Common Stock and Class B Common Stock outstanding.

The above calculations are based upon 20,937,484 shares of Class A common stock and Class B common stock issued and outstanding as of May 6, 2022, as set forth in the Definitive Proxy Statement filed by Longeveron Inc. with the SEC on May 13, 2022.

(c)  The only transaction in the Common Stock by the Reporting Persons during the last 60 days was the distribution by DS MED of an aggregate of 7,772,902 shares of Class B Common Stock to its members for no value as part of the pro rata distribution, and the receipt by Mr. Soffer of 6,535,223 shares pursuant to such pro rata disribution.

(d) N/A

(e) On May 17, 2022, as a result of the pro rata distribution to its members, DS MED ceased to be a beneficial owner of more than five percent of the Common Stock of Longeveron.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2022

By:	/s/ Donald M. Soffer
Name:	Donald M. Soffer

DS MED LLC

By:	/s/ Donald M. Soffer
Name:	Donald M. Soffer
Title:	Manager